SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.          )

Special Diversified Opportunities Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

84740Q101

(CUSIP Number)

Bryant R. Riley

B. RILEY & CO., LLC

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(310) 966-1444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 19, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 84740Q101	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,133,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,133,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 84740Q101	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,133,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,133,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 84740Q101	13D	Page 4 of 8 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to common shares, par value $0.01 (the “Shares”), of Special Diversified Opportunities Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1521 Concord Pike, Suite 301, Wilmington, DE 19803.

Item 2. Identity and Background.

(a) This statement is filed by B. Riley & Co., LLC, a Delaware limited liability company (“BRC”), and Bryant R. Riley (“Mr. Riley”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of BRC and Mr. Riley is 11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025.

(c) The principal business of BRC is acting as a brokerage firm. The principal occupation of Mr. Riley is serving as the Chairman of BRC and Chief Executive Officer of B. Riley Financial, Inc., the parent company of BRC.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BRC is organized under the laws of the State of Delaware. Mr. Riley is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,133,000 Shares owned directly by BRC is $3,759,600. The Shares owned directly by BRC were acquired with its working capital.

From time to time, BRC effects purchases of securities primarily through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

CUSIP No. 84740Q101	13D	Page 5 of 8 Pages

Item 4. Purpose of Transaction.

BRC purchased the Shares based on BRC’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to BRC, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, BRC may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as BRC may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  Concurrent with this transaction, three members of the Issuer’s Board of Directors resigned. BRC requested that Messrs. Thomas J. Kelleher and Kenneth M. Young be elected to fill such vacancies on the Board. Effective October 19, 2015, (i) Messrs. Baxter, Kelleher and Young were elected to the Board of Directors of the Issuer, and (ii) Mr. Philip T. Blazek ceased to be employed as President of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer concerning the Issuer’s operations, composition of the Board, the Reporting Persons’ investment in the Issuer, and strategic alternatives available to the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) As of the close of business on the date hereof the Reporting Persons beneficially owned 3,133,000 Shares, constituting approximately 14.9% of the Shares outstanding. The aggregate percentage of Shares reported owned by each Reporting Person is based upon 21,027,640 Shares outstanding, which has been calculated based on the total number of Shares outstanding as of July 31, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2015. By virtue of his relationship with BRC discussed in further detail in Item 2, Mr. Riley may be deemed to beneficially own the Shares owned by BRC.

(b) BRC and Mr. Riley share the power to vote and dispose of the Shares beneficially owned by BRC.

(c) Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market, except as otherwise noted.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person.

CUSIP No. 84740Q101	13D	Page 6 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 28, 2014 each of the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement by and among BRC and Bryant Riley, dated October 28, 2015.

CUSIP No. 84740Q101	13D	Page 7 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2015

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

/s/ Bryant R. Riley
BRYANT R. RILEY

CUSIP No. 84740Q101	13D	Page 8 of 8 Pages

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

B. RILEY & CO., LLC

3,133,000	$1.20	10/19/2015